UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Equitable Financial Corp.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

29448T105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)

[   ]Rule 13d-1(c)

[   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Equitable Bank Employee Stock Ownership Plan Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 158,633
	6	Shared Voting Power 72,050
	7	Sole Dispositive Power 219,905
	8	Shared Dispositive Power 10,778
9	Aggregate Amount Beneficially Owned by Each Reporting Person 230,683
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.6% of the 3,477,328 shares of Common Stock outstanding as of December 31, 2015
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 29448T105	Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

Equitable Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices

113 North Locust Street

Grand Island, Nebraska 68801

Item 2.

(a) Names of Persons Filing

Equitable Bank

Employee Stock Ownership Plan Trust

Trustee: Equitable Bank

(b)	Address of Principal Business Office or, if none, Residence

113 North Locust Street

Grand Island, Nebraska 68801

(c) Place of Organization

Nebraska

(d) Title of Class of Securities

Common Stock, Par Value $0.01

(e) CUSIP No.

29448T105

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)[X] An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F)

Item 4.            Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 230,683
(b)	Percent of Class: 6.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 158,633
(ii)	Shared power to vote or to direct the vote: 72,050
(iii)	Sole power to dispose or to direct the disposition of: 219,905
(iv)	Shared power to dispose or to direct the disposition of: 10,778

CUSIP NO. 29448T105	Schedule 13G	Page 4 of 5

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.            Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.            Notice of Dissolution of Group

Not Applicable

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 29448T105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	EQUITABLE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

	By:	Equitable Bank, as Trustee

/s/ Thomas E. Gdowski
	Name:	Thomas E. Gdowski
	Title:	President/CEO